Final Term Sheet

Filed Pursuant to Rule 433

Registration Nos. 333-152543

and 333-152543-04

September 3, 2008

BB&T CAPITAL TRUST V

ENHANCED TRUST PREFERRED SECURITIES

GUARANTEED BY BB&T CORPORATION

TO THE EXTENT SET FORTH IN THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS

Issuer:

BB&T Capital Trust V, a Delaware statutory trust (the “Trust”), the sole assets of which will be junior subordinated deferrable interest debentures (the “junior subordinated debentures”) issued by BB&T Corporation (“BB&T”)

Guarantor:	BB&T Corporation

Securities:	Enhanced Trust Preferred Securities (the “capital securities”)

Liquidation Amount:	$25 per capital security

Size:	$450,000,000 aggregate principal amount (18,000,000 capital securities)

Over-allotment Option:	$50,000,000 aggregate principal amount (2,000,000 capital securities)

Public Offering Price:	$25 per capital security

Net Proceeds to Issuer, before expenses:	$435,825,000 (or $484,250,000, if the over-allotment option is exercised in full), subject to increase of $0.2875 per capital security for sales to certain institutions

Expected Security Ratings:	A1 / A- / A+ (Moody’s / S&P / Fitch)[1]

Trade Date:	September 3, 2008

Settlement Date:	September 10, 2008 (T+5)

Maturity:

September 15, 2063, which will be automatically extended for an additional quarterly period on each of March 15, June 15, September 15 and December 15 beginning September 15, 2013 and through and including June 15, 2018, unless (i) earlier redeemed or (ii) prior to any extension, BB&T elects to discontinue the automatic extension of the maturity date. The maturity date shall be no later than September 15, 2068

Distributions:	From September 10, 2008, distributions at the annual rate of 8.95%, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning December 15, 2008 to but

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

excluding September 15, 2063 or any earlier date of redemption (the “Fixed Rate Period”)

If BB&T elects to extend the maturity date of the junior subordinated debentures, from and including September 15, 2063, distributions at the Three-Month LIBOR Rate plus 419 basis points (4.19%) payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning December 15, 2063 (the “Floating Rate Period”)

Maximum Share Number for Purposes of Alternative Payment Mechanism:	30 million shares of BB&T’s common stock

Redemption at Issuer Option:

On or after September 15, 2013, in whole or in part, and prior to September 15, 2013, in whole, but not in part, after the occurrence of a tax event, capital treatment event or investment company event, in each case at par, plus accrued and unpaid interest to the redemption date

Redemption at Issuer Option for Rating Agency Event:

In whole but not in part at any time prior to September 15, 2013 upon the occurrence of a rating agency event, at the greater of par and the sum of discounted present value at the treasury rate plus 0.50%, plus accrued and unpaid interest to the redemption date

Sole Structuring Coordinator:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Joint Bookrunning Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated; BB&T Capital Markets, a division of Scott & Stringfellow, Inc.; and Morgan Stanley & Co. Incorporated

Senior Co-Managers:	Citigroup Global Markets Inc.; UBS Securities LLC; and Wachovia Capital Markets, LLC

Co-Managers:	Banc of America Securities LLC and RBC Capital Markets Corporation

Junior Co-Managers:	Barclays Capital Inc.; Credit Suisse Securities (USA) LLC; Deutsche Bank Securities Inc.; Goldman, Sachs & Co.; J.P. Morgan Securities Inc.; and Lehman Brothers Inc.

Capital Securities CUSIP/ISIN:	05530J205 / US05530J2050

Expected Listing:	The New York Stock Exchange

BB&T Capital Trust V and BB&T Corporation have filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents BB&T Capital Trust V and BB&T Corporation have filed with the SEC for more complete information about BB&T Capital Trust V, BB&T Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free in the United States at 1-866-500-5408; BB&T Capital Markets toll-free in the United States at 1-804-787-8221; and Morgan Stanley & Co. Incorporated toll-free in the United States at 1-866-718-1649 (institutional investors) or 1-800-584-6837 (retail investors).

2